FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report August 13, 2003

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

A copy of the Registrant’s Quarterly Report (including financial statements) for the three and six months ended June 29, 2003 is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #333-6500

Registration Statement on Form S-8 #333-6502

Registration Statement on Form S-8 #333-9216

Registration Statement on Form S-8 #333-98603

As of August 13, 2003, there were 7,696,625 Common Shares outstanding.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures.  The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934, Rules 13a-14(c) and 15-d-14(c)) as of the end of the period covered by this report, have concluded that the Company’s disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company would be made know to them by others within those entities.

Changes in Internal Controls.  There were no significant changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

EXHIBITS

The following exhibits are filed as part of this Form 6-K:

(1)                                  Quarterly Report (including financial statements) of NovAtel Inc. for the three and six months ended June 29, 2003.

(2)                                  Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(3)                                  Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: August 13, 2003	By:	/s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and Chief Financial Officer

EXHIBITS

Exhibit No.	Document

1.	Quarterly Report (including financial statements) of NovAtel Inc. for the three and six months ended June 29, 2003.

2.	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

3.	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

NOVATEL INC.

Quarterly Report

For the Three and Six Months Ended June 29, 2003

INDEX

Consolidated Financial Statements

•	Consolidated Balance Sheets - June 29, 2003 and December 31, 2002

•	Consolidated Statements of Operations - Three and Six Months Ended June 29, 2003 and June 29, 2002

•	Consolidated Statements of Shareholders’ Equity June 29, 2003 and December 31, 2002

•	Consolidated Statements of Cash Flows - Three and Six Months Ended June 29, 2003 and June 29, 2002

•	Notes to Consolidated Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = US $0.7157 on July 17, 2003), and are presented in accordance with accounting principles generally accepted in Canada.  The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income applicable to share equity and retained earnings, are disclosed in Note 20 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2002 filed as part of Form 20-F with the Securities and Exchange Commission and in Note 13 of Notes to Consolidated Financial Statements contained in this report.

Certain statements in this Quarterly Report, including financial guidance, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build product, product defects and the impact of industry consolidations, together with the other risks and uncertainties described in Management’s Discussion and Analysis of Financial Condition and Results of Operations herein and in the Company’s other filings with the United States Securities and Exchange Commission.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands)

	June 29, 2003	December 31, 2002
ASSETS (Notes 1 and 10)

Current assets:
Cash and short term investments	$9,135	$6,572
Accounts receivable	7,021	9,634
Related party receivables (Note 8)	1,203	730
Related party notes receivable (Note 8)	1,639	1,932
Inventories (Note 3)	3,977	4,780
Prepaid expenses and deposits	339	284
Total current assets	23,314	23,932

Capital assets	2,994	2,460
Intangible assets (Notes 7 and 12)	2,268	1,902
Deferred development costs (Note 4)	2,593	2,596
Total assets	$31,169	$30,890

LIABILITIES AND SHAREHOLDERS’ EQUITY (Notes 1 and 10)

Current liabilities:
Accounts payable and accrued liabilities	$4,437	$5,848
Related party payables (Note 8)	1,586	327
Notes payable (Notes 8, 9 and 10)	2,081	2,418
Deferred revenue and customer deposits	595	531
Provision for future warranty costs	371	344
Capital lease obligation – current portion	95	92
Total current liabilities	9,165	9,560

Deferred gain on sale/leaseback of capital assets	624	685
Capital lease obligation – long term portion	50	98
Total liabilities	9,839	10,343

Shareholders’ equity:
Capital stock (Note 5)	35,595	35,572
Contributed surplus	13	13
Deficit	(14,278)	(15,038)
Total shareholders’ equity	21,330	20,547
Total liabilities and shareholders’ equity	$31,169	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet (Note 10):

Current assets of discontinued operations	$103	$132
Non-current assets of discontinued operations	$272	$285
Current liabilities of discontinued operations	$811	$892
Non-current liabilities of discontinued operations	$—	$—

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 29, 2003	June 29, 2002	June 29, 2003	June 29, 2002
Revenues:

Product sales (Note 8)	$7,228	$6,502	$13,050	$12,723
NRE fees	2,286	1,423	3,363	2,443
Total revenues	9,514	7,925	16,413	15,166

Cost of sales:
Cost of product sales (Note 8)	3,406	3,067	6,166	5,937
Cost of NRE fees	1,144	933	1,763	1,640
Total cost of sales	4,550	4,000	7,929	7,577

Gross profit	4,964	3,925	8,484	7,589

Operating expenses:
Research and development	1,775	1,307	3,090	2,824
Selling and marketing	1,286	1,184	2,414	1,929
General and administration	993	1,013	1,863	1,940
Total operating expenses	4,054	3,504	7,367	6,693

Operating income	910	421	1,117	896

Interest income, net	55	18	98	28
Other expense	(220)	(126)	(406)	(352)

Income from continuing operations before income taxes	745	313	809	572

Provision for income taxes	20	9	21	18

Net income from continuing operations	725	304	788	554

Income (loss) from discontinued operations (Note 10)	20	(9)	(28)	(186)

Net income	$745	$295	$760	$368

Net income (loss) per share (basic) (Note 11)
Continuing operations	$0.09	$0.04	$0.10	$0.07
Discontinued operations	0.01	(0.00)	(0.00)	(0.02)
Net income per share	$0.10	$0.04	$0.10	$0.05

Weighted average shares outstanding (basic) (Note 5)	7,689	7,679	7,687	7,681

Net income (loss) per share (diluted) (Note 11)
Continuing operations	$0.09	$0.04	$0.10	$0.07
Discontinued operations	0.00	(0.00)	(0.00)	(0.02)
Net income per share	$0.09	$0.04	$0.10	$0.05

Weighted average shares outstanding (diluted) (Note 5)	7,983	7,920	7,919	7,891

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, in thousands)

	Common Shares		Contributed Surplus	Deficit	Total Shareholders’ Equity
	Number	Amount

Balance December 31, 2002	7,685	$35,572	$13	$(15,038)	$20,547
Common shares issued	11	25	—	—	25
Repurchase of shares	(1)	(2)	—	—	(2)
Net income	—	—	—	760	760
Balance June 29, 2003	7,695	$35,595	$13	$(14,278)	$21,330

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

Three Months Ended

Six Months Ended

	June 29, 2003	June 29, 2002	June 29, 2003	June 29, 2002
Operating activities:
Net income from continuing operations	$725	$304	$788	$554
Income (loss) from discontinued operations (Note 10)	20	(9)	(28)	(186)
Charges and credits to operations not involving an outlay of cash:
Amortization	404	547	795	1,113
Gain on disposal of capital assets	(9)	(2)	(10)	(5)
Gain on dilution of equity interest in Mezure, Inc.	—	(121)	—	(121)
Amortization of deferred gain on sale/leaseback of capital assets	(28)	(32)	(61)	(64)
Net change in non-cash working capital related to operations (Note 6)	(1,007)	(210)	2,335	352
Cash provided by operating activities	105	477	3,819	1,643

Financing activities:
Issuance (repurchase) of shares (Note 5)	23	(59)	23	(58)
Related party notes receivable	—	26	12	6
Notes payable	—	133	20	153
Decrease in capital lease obligations	(23)	(82)	(45)	(162)
Effect of exchange rate changes on financing activities	(39)	(18)	(76)	(19)
Cash used in financing activities	(39)	—	(66)	(80)

Increase in cash before investing activities	66	477	3,753	1,563

Investing activities:
Purchase of capital and intangible assets	(203)	(198)	(1,012)	(346)
Proceeds from disposal of capital assets	47	5	52	50
Acquisition of CMC Electronics’ OEM GPS Business (Note 12)	(155)	—	(155)	—
Deferred development costs	(75)	—	(75)	—
Cash used in investing activities	(386)	(193)	(1,190)	(296)

Increase (decrease) in cash and short term investments	(320)	284	2,563	1,267
Cash and short term investments, beginning of period	9,455	5,777	6,572	4,794
Cash and short term investments, end of period	$9,135	$6,061	$9,135	$6,061

Cash and short term investments consisted of:
Cash and cash equivalents	$4,730	$2,406	$4,730	$2,406
Restricted short term investments	3,455	3,455	3,455	3,455
Other short term investments	950	200	950	200
	$9,135	$6,061	$9,135	$6,061

Interest paid related to bank advances and capital lease obligations	$3	$8	$6	$17

Income taxes paid	$1	$—	$1	$—

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands, except per share data)

Note 1             Basis of Presentation

The consolidated financial statements for the three and six month periods ended June 29, 2003 and June 29, 2002 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited.  The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.  The adjustments are of a normal recurring nature.  The financial statements follow the same accounting policies and methods of their application as the audited annual consolidated financial statements for the year ended December 31, 2002.  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.  Accordingly, the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2002 filed on Form 20-F with the Securities and Exchange Commission (SEC).

Note 2             Adoption of New Accounting Standards

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the provisions of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.  The Company has elected to continue to account for stock-based compensation arrangements based on the intrinsic value of the transactions and to disclose the pro forma results of using the fair value based method.  Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 11.  The Company is applying the new recommendations to all options granted.

Note 3             Inventories

	June 29, 2003	December 31, 2002

Raw materials and components	$1,239	$1,257
Work-in-progress	489	207
Finished goods	2,249	3,316
	$3,977	$4,780

Note 4             Deferred Development Costs

As of June 29, 2003, the Company had deferred $2,593 of development costs related to the development of a certified aviation GPS receiver.  The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver.  Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization.

In the six month period ended June 29, 2003, the Company deferred $75 of development costs ($nil in the six month period ended June 29, 2002).  The Company amortized $78 of these deferred costs in the six month period ended June 29, 2003 ($26 in the six month period ended June 29, 2002).

Note 5             Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,695 common shares were outstanding as of June 29, 2003 (7,685 as of December 31, 2002).

Net income (loss) per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding.  Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares for cancellation at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program under which the Company could repurchase up to 3% of the outstanding common shares over a 12 month period.  By the time the program expired on September 3, 2002, the Company had repurchased 23 shares.

On June 12, 2003, the Company implemented a new share repurchase program under which the Company can repurchase up to 3% of the outstanding common shares over a 12 month period.  During the six month period ended June 29, 2003, the Company repurchased 1 share.

The Company maintains stock option plans for employees and members of the Board of Directors.  Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant.  The options have vesting periods ranging from three to four years and expire ten years from the date of the grant, except for 30 options granted on February 13, 2001, which have a six month vesting period and expire in 2004. As of June 29, 2003, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 49 had been exercised.

A summary of the status of the Company’s stock option plans as of June 29, 2003, and changes during the six month period ending on that date is presented below:

Options	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2003	974	US $	4.59
Granted	184	2.25
Exercised	(11)	1.61
Forfeited	(3)	4.59
Outstanding at June 29, 2003	1,144	4.25

Options exercisable at June 29, 2003	739	US $	5.33

The following table summarizes information about the stock option plans as of June 29, 2003:

		Options Outstanding					Options Exercisable
Range of Exercise Prices		Number Outstanding	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price		Number Exercisable	Weighted-Average Exercise Price
US	$ 7.50 to $ 11.25	437	3.9	years	US $	7.67	437	US $	7.67
	$ 4.00	3	8.8		4.00		1	4.00
	$ 2.25 to $ 3.44	438	8.7		2.44		98	2.75
	$ 1.38 to $ 2.00	266	6.1		1.59		203	1.56
US	$ 1.38 to $ 11.25	1,144	6.2		US $	4.25	739	US $	5.33

Note 6             Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

Three Months Ended

Six Months Ended

	June 29, 2003	June 29, 2002	June 29, 2003	June 29, 2002

(Increase) decrease in accounts receivables and related party receivables	$(2,464)	$(657)	$2,140	$(721)
Decrease (increase) in inventories	728	384	803	395
(Increase) decrease in prepaid expenses and deposits	(30)	(75)	(55)	(141)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	484	346	(644)	480
(Decrease) increase in deferred revenue and customer deposits	260	(233)	64	270
Increase in provision for future warranty costs	15	25	27	69
Net change in non-cash working capital	(1,007)	(210)	2,335	352

Note 7             Commitments and Contingencies

a) As at June 29, 2003, intangible assets included $423 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble).  This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics Inc. (“CMC Electronics”) in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of June 29, 2003, the Company has not provided for any impairment of these intangible assets.

b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

c) In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions.  The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions.  The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.  The contracts are not used for trading or speculative purposes.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues.  Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenues when these revenues are recognized.

At June 29, 2003, the Company had forward foreign currency contracts to sell US$4,000 between August 29, 2003 and December 31, 2003 at rates between $0.6480 and $0.6626.

Note 8             Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Six Months Ended
	June 29, 2003	June 29, 2002

Product sales to Point, Inc.	$322	$444
Services provided to Point, Inc.	65	102
Royalty income from Point, Inc.	—	29
Inventory purchases from CMC Electronics Inc.	637	696
Royalties charged to CMC Electronics Inc.	104	35
Other expenses from CMC Electronics Inc.	243	98
Engineering services charged by Point, Inc.	54	19
Contracted development costs charged by CMC Electronics Inc.	75	—
Engineering services charged by CMC Electronics Inc.	168	—
Consulting services charged by David E. Vaughn (excluding Board of Directors activities)	38	31

Related party receivables at June 29, 2003 consist of $973 from Point, Inc. ($673 at December 31, 2002) and $230 from CMC Electronics ($57 at December 31, 2002).  Related party payables at June 29, 2003 were comprised of amounts due to CMC Electronics of $1,549 ($318 at December 31, 2002) and $37 to Point, Inc. ($9 at December 31, 2002).

The related party notes receivable of $1,639 ($1,932 at December 31, 2002) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of US$4,830.  The loans are secured by the assets of Point, Inc., and bear interest at 3% in 2003 (between 3% and 6% in 2002).  On July 18, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4,330 is due on September 30, 2003 and US$500 is due December 31, 2003 (see Note 9).

On May 14, 2003, the Company acquired CMC Electronics Inc.’s non-aviation Global Positioning System (GPS) OEM product line.  The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business (see Note 12).  The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

Note 9             Investment in Point, Inc.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis.  The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc. :

	June 29, 2003	December 31, 2002

Current assets	$2,172	$2,247
Non-current assets	103	139
Total assets	$2,275	$2,386

Current liabilities	$3,276	$3,477
Long-term liabilities	—	—
Total liabilities	$3,276	$3,477

	Six Months Ended
	June 29, 2003	June 29, 2002

Revenues	$2,763	$2,450
Expenses	2,714	2,958
Net Income (Loss)	$49	$(508)

Cash provided by (used in)
Operating activities	$409	$(506)
Investing activities	$(4)	$—
Financing activities	$(13)	$74
Effect of exchange rate changes on financing activities	$(280)	$(80)

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,639 ($1,932 at December 31, 2002).   The loans are secured by the assets of Point, Inc. and bear interest at 3% (between 3% and 6% in 2002).  As of June 29, 2003, Point, Inc. has borrowed US$4,830 in aggregate from the Company and Sokkia.  On July 18, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4,330 is due on September 30, 2003 and US$500 is due December 31, 2003.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia or the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the existing loans to Point, Inc. of US$4,830 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of June 29, 2003, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $650, comprised primarily of working capital related items and the costs incurred to cease operations.  These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

Note 10      Discontinued Operations (Mezure, Inc.)

As of June 29, 2003, the Company owned a 70% equity interest, which had been acquired in 2001, in Mezure, Inc. (“Mezure”), a company developing a GPS, wireless communication and internet based product for deformation monitoring of manmade and natural structures.

During the latter part of 2002, the Company discontinued its financial support of Mezure.   In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure’s operating activities would discontinue such support.

On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003.  Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the statement of operations for prior periods.  The income (loss) from discontinued operations pertaining to Mezure for the three and six months periods ended on June 29, 2003 and June 29, 2002 is as set forth below.

	Discontinued Operations
	Three Months Ended		Six Months Ended
	June 29, 2003	June 29, 2002	June 29, 2003	June 29, 2002

Revenues	$—	$79	$34	$132
Cost of Sales	—	(34)	(11)	(59)
Research and development expenses	—	(59)	(27)	(107)
Selling and marketing expenses	—	(62)	(32)	(120)
General and administration expenses	(45)	(80)	(108)	(182)
Interest income, net	(3)	—	—	—
Other income	68	147	116	150
Income (loss) from discontinued operations	$20	$(9)	$(28)	$(186)

The consolidated balance sheets as of June 29, 2003 and December 31, 2002 include residual assets and liabilities related to discontinued operations as follows:

	June 29, 2003	December 31, 2002
Cash and short term investments	$—	$1
Accounts receivable	23	28
Inventories	69	90
Prepaid expenses and deposits	11	13
Capital assets	80	93
Intangible assets	192	192
Accounts payable and accrued liabilities	343	365
Notes payable	442	486
Deferred revenue and customer deposits	26	41

Note 11 Stock-Based Compensation

At June 29, 2003, the Company had issued 1,144 options to employees and directors to purchase common shares under its stock-based compensation plans (see Notes 2 and 5).  As the Company accounts for stock-based compensation arrangements based on the intrinsic value of the transactions, no compensation cost was recognized within the statement of operations for the period ended June 29, 2003 as all options were granted at no less than the market value of the Company's shares on the date of grant. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income and net income per share would have been as follows:

		Three Months Ended		Six Months Ended
		June 29, 2003	June 29, 2002	June 29, 2003	June 29, 2002
Net income from continuing operations	As reported	$725	$304	$788	$554
	Pro forma	$609	$207	$560	$358

Basic net income from continuing operations per share	As reported	$0.09	$0.04	$0.10	$0.07
	Pro forma	$0.08	$0.03	$0.07	$0.05

Diluted net income from continuing operations per share	As reported	$0.09	$0.04	$0.10	$0.07
	Pro forma	$0.08	$0.03	$0.07	$0.05

Net income	As reported	$745	$295	$760	$368
	Pro forma	$629	$198	$532	$172

Basic net income per share	As reported	$0.10	$0.04	$0.10	$0.05
	Pro forma	$0.08	$0.03	$0.07	$0.02

Diluted net income per share	As reported	$0.09	$0.04	$0.10	$0.05
	Pro forma	$0.08	$0.03	$0.07	$0.02

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002 and 2003:  dividend yield of 0%; expected lives of 10 years; expected volatility of between 98% and 135% and a risk-free interest rate of 4.3%.

Note 12      Acquisition of CMC Electronics’ OEM GPS business

On May 14, 2003, the Company acquired CMC Electronics Inc.’s non-aviation Global Positioning System (GPS) OEM product line.  The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business.  The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

The intangibles are comprised primarily of technology, product design, customer relationships and an established market presence.  The Company estimates that these intangibles will have an expected useful life of 4 years and the Company will commence amortization of these intangibles on July 1, 2003, using the straight-line method.

CMC Electronics owns approximately 58% of the Company’s outstanding common shares and accordingly is a related party.  The acquisition of the CMC Electronics’ GPS OEM product line has been reviewed and approved by a committee of independent directors established by the Company’s Board of Directors.

Note 13      Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Revenue Recognition

In December 1999, the SEC issued Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC.  The Company believes that its existing revenue recognition policies are in accordance with the guidance provided in SAB 101.

b) Deferred Development Costs

As of June 29, 2003, the Company had deferred $2,593 of development costs related to the development of a certified aviation GPS receiver. In the six month period ended June 29, 2003, the Company deferred $75 of development costs ($nil in the six month period ended June 29, 2002) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the six month period ended June 29, 2003, the Company amortized $78 of deferred development costs ($26 in the six month period ending June 29, 2002) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

c) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations.  In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.  Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements.  Under U.S. GAAP, the adoption of these accounting standards would result in an increase in total assets of $547 as of June 29, 2003 (decrease of $48 as of December 31, 2002) related to the fair value of the Company’s foreign exchange contracts.

d) Investment in Joint Ventures

The accounts of the Company’s 49% joint venture interest in Point, Inc. is proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in this joint venture would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In addition, in the six month period ended June 29, 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%.  Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholder’s equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

e) Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line (see Note 12).  The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence.  A portion of these intangibles would have been treated as development related costs under U.S. GAAP, and consequently would have been expensed on acquisition.  The Company is in the process of determining the value of each component of the intangibles to establish the value of these development related costs.

f) Comprehensive Income

Under U.S. GAAP, during 1998, the Company would have been required to adopt SFAS 130, “Reporting Comprehensive Income”.  Had the Company adopted SFAS 130, it would have recorded an income of $595 within other comprehensive income, related to the fair value of foreign exchange contracts, in the six month period ended June 29, 2003 ($180 in the six month period ended June 29, 2002).

g) New U.S. GAAP Accounting Pronouncements

In August 2001, the FASB approved for issuance SFAS 143, “Accounting for Asset Retirement Obligations.”  This statement is effective for fiscal years beginning after June 15, 2002.  This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The adoption of SFAS 143 in January 2003 would not have had a material impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45).  FIN 45 elaborates on the disclosures the Company must make about the Company’s obligations under certain guarantees that the Company has issued.  It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002.  Adoption of these provisions would not have had a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123” (FAS 148).  FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition,

FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.  FAS 148 has no material impact on the Company’s financial statements, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time.

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The provisions of this statement are generally effective for contracts entered into or modified after June 30, 2003. The Company is in the process of assessing the impact of adopting this standard on its consolidated results of operations and financial position.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  The provisions of this statement are effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  SFAS No. 150 establishes standards dealing with the classification of certain financial instruments with characteristics of both liabilities and equity.  Financial instruments issued in the form of shares that are mandatorily redeemable, those that require the issuer to buy back shares in exchange for cash or other assets, and instruments that can be settled with shares at a specific or determinable date and valuation, are required to be classified as liabilities.  The adoption of SFAS 150 would not have had a material impact on the Company’s financial statements.

The following standards issued by the FASB do not impact the Company:

•                  Statement No. 145 - “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, effective for financial statements issued on or after May 15, 2002;

•                  Statement No. 146 - “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002;

•                  Statement No. 147 - “Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”, effective for acquisitions on or after October 1, 2002; and

•                  Interpretation No. 46 - “Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

Three Months Ended

Six Months Ended

	June 29, 2003	June 29, 2002	June 29, 2003	June 29, 2002

Net income from continuing operations – Canadian GAAP	$725	$304	$788	$554

Adjustments to U.S. GAAP
Deferred development costs	(75)	—	(75)	—
Amortization of deferred development costs	43	11	78	26
Fair value of financial instruments	—	—	—	—

Net income from continuing operations – U.S. GAAP	$693	$315	$791	$580

Income (loss) from discontinued operations – Canadian GAAP	20	(9)	(28)	(186)
Adjustments to U.S. GAAP	—	—	—	—
Income (loss) from discontinued operations – U.S. GAAP	20	(9)	(28)	(186)

Net income – U.S. GAAP	$713	$306	$763	$394
Net unrealized gain on foreign exchange contracts	261	180	595	180
Comprehensive income	$974	$486	$1,358	$574

	June 29, 2003	December 31, 2002
Total Assets

Canadian GAAP	$31,169	$30,890

Adjustments to U.S. GAAP
Deferred development costs	(2,593)	(2,596)
Fair value of financial instruments	547	(48)
Write-off of Mezure, Inc. development related costs	(192)	(192)

U.S. GAAP	$28,931	$28,054

Total Shareholders’ Equity

Canadian GAAP	$21,330	$20,547

Adjustments to U.S. GAAP
Deferred development costs	(2,593)	(2,596)
Fair value of financial instruments	—	—
Write-off of Mezure, Inc. development related costs	(192)	(192)

U.S. GAAP before other comprehensive income	$18,545	$17,759

Accumulated other comprehensive income (loss)	547	(48)

U.S. GAAP	$19,092	$17,711

Net income per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

Net Income from continuing operations per share	Three Months Period Ended
	June 29, 2003	June 29, 2002

Canadian GAAP – basic	$0.09	$0.04
U.S. GAAP – basic	$0.09	$0.04

Canadian GAAP – diluted	$0.09	$0.04
U.S. GAAP – diluted	$0.09	$0.04

Net Income per share

Canadian GAAP – basic	$0.10	$0.04
U.S. GAAP – basic	$0.09	$0.04

Canadian GAAP – diluted	$0.09	$0.04
U.S. GAAP – diluted	$0.09	$0.04

Net Income from continuing operations per share	Six Months Period Ended
	June 29, 2003	June 29, 2002

Canadian GAAP – basic	$0.10	$0.07
U.S. GAAP – basic	$0.10	$0.08

Canadian GAAP – diluted	$0.10	$0.07
U.S. GAAP – diluted	$0.10	$0.07

Net Income per share

Canadian GAAP – basic	$0.10	$0.05
U.S. GAAP – basic	$0.10	$0.05

Canadian GAAP – diluted	$0.10	$0.05
U.S. GAAP – diluted	$0.10	$0.05

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1)

(unaudited, in Canadian $ thousands, except per share data)

Three Months Ended

Six Months Ended

	June 29, 2003	June 29, 2002	% Change	June 29, 2003	June 29, 2002	% Change
Revenues:
Product sales	$7,228	$6,502	11%	$13,050	$12,723	3%
NRE fees	2,286	1,423	61%	3,363	2,443	38%
Total revenues	9,514	7,925	20%	16,413	15,166	8%

Cost of sales:
Cost of product sales	3,406	3,067	11%	6,166	5,937	4%
Cost of NRE fees	1,144	933	23%	1,763	1,640	8%
Total cost of sales	4,550	4,000	14%	7,929	7,577	5%

Gross profit	4,964	3,925	26%	8,484	7,589	12%

Operating expenses:
Research and development	1,775	1,307	36%	3,090	2,824	9%
Selling and marketing	1,286	1,184	9%	2,414	1,929	25%
General and administration	993	1,013	(2)%	1,863	1,940	(4)%
Total operating expenses	4,054	3,504	16%	7,367	6,693	10%

Operating income	910	421	>100%	1,117	896	25%

Interest income, net	55	18	>100%	98	28	>100%
Other expense	(220)	(126)	75%	(406)	(352)	15%

Income from continuing operations before income taxes	745	313	>100%	809	572	41%

Provision for income taxes	20	9	>100%	21	18	17%

Net income from continuing operations	$725	$304	>100%	$788	554	42%

Income (loss) from discontinued operations	20	(9)	N/A	(28)	(186)	(85)%

Net income	$745	$295	>100%	$760	$368	>100%

Net income (loss) per share (basic)
Continuing operations	$0.09	$0.04		$0.10	$0.07
Discontinued operations	0.01	(0.00)		(0.00)	(0.02)
Net income per share	$0.10	$0.04		$0.10	$0.05

Weighted average shares outstanding (basic)	7,689	7,679		7,687	7,681

Net income (loss) per share (diluted)
Continuing operations	$0.09	$0.04		$0.10	$0.07
Discontinued operations	0.00	(0.00)		(0.00)	(0.02)
Net income per share	$0.09	$0.04		$0.10	$0.05

Weighted average shares outstanding (diluted)	7,983	7,920		7,919	7,891

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1), (2)

(unaudited, in U.S. $ thousands, except per share data)

Three Months Ended

Six Months Ended

	June 29, 2003	June 29, 2002	% Change	June 29, 2003	June 29, 2002	% Change
Revenues:
Product sales	$5,173	$4,653	11%	$9,340	$9,106	3%
NRE fees	1,636	1,019	61%	2,407	1,748	38%
Total revenues	6,809	5,672	20%	11,747	10,854	8%

Cost of sales:
Cost of product sales	2,438	2,195	11%	4,413	4,249	4%
Cost of NRE fees	818	668	22%	1,262	1,174	7%
Total cost of sales	3,256	2,863	14%	5,675	5,423	5%

Gross profit	3,553	2,809	26%	6,072	5,431	12%

Operating expenses:
Research and development	1,270	935	36%	2,212	2,021	9%
Selling and marketing	920	847	9%	1,728	1,381	25%
General and administration	712	726	(2)%	1,333	1,388	(4)%
Total operating expenses	2,902	2,508	16%	5,273	4,790	10%

Operating income	651	301	>100%	799	641	25%

Interest income, net	39	13	>100%	70	20	>100%
Other expense	(157)	(90)	74%	(290)	(252)	15%

Income from continuing operations before income taxes	533	224	>100%	579	409	42%

Provision for income taxes	14	6	>100%	15	13	15%

Net income from continuing operations	$519	$218	>100%	$564	$396	42%

Income (loss) from discontinued operations	14	(7)	N/A	(20)	(133)	(85)%

Net income	$533	$211	>100%	$544	$263	>100%

Net income (loss) per share (basic)
Continuing operations	$0.06	$0.03		$0.07	$0.05
Discontinued operations	0.01	(0.00)		(0.00)	(0.01)
Net income (loss) per share	$0.07	$0.03		$0.07	$0.04

Weighted average shares outstanding (basic)	7,689	7,679		7,687	7,681

Net income (loss) per share (diluted)
Continuing operations	$0.06	$0.03		$0.07	$0.05
Discontinued operations	0.00	(0.00)		(0.00)	(0.01)
Net income (loss) per share	$0.06	$0.03		$0.07	$0.04

Weighted average shares outstanding (diluted)	7,983	7,920		7,919	7,891

	December 31, 2002	June 29, 2003	US $ Equivalent June 29, 2003(2)
Balance Sheet Data (1):
(Canadian $, thousands)
Working capital	$14,372	$14,149	$10, 126
Total assets	30,890	31,169	22,308
Bank advances	—	—	—
Long-term liabilities	98	50	36
Total shareholders’ equity	20,547	21,330	15,266

(1)  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 13 of the Notes to Consolidated Financial Statements contained in this report.

(2)  Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US $0.7157 per CDN $1.00 which was the exchange rate as of July 17, 2003.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars.  In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

RECENT DEVELOPMENTS

Discontinuance of Mezure, Inc.

On February 28, 2003, Mezure, Inc. (“Mezure”) notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives resigned from the Mezure Board of Directors.  On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure (see Other Risk Factors).  On June 25, 2003, Mezure filed for Chapter 7 bankruptcy with the United States Bankruptcy Court, District Oregon.  The results and financial position related to Mezure have been treated as a discontinued operation (see Other Risk Factors).

Acquisition and Integration of New Businesses

On May 14, 2003, the Company acquired CMC Electronics Inc.’s non-aviation Global Positioning System (GPS) OEM product line.  The new product line will extend the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market.  This will increase the

Company’s total addressable market in core segments and also create entry points into new vertical markets, such as timing and marine.

The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this business.  The Company expects the $600,000 royalty payment will be paid out by the end of 2005.  The Company expects the CMC Electronics’ GPS product line will contribute approximately $2.6 million in revenue and will incur a loss of approximately $200,000 during 2003.  The loss in 2003 is primarily a result of one-time engineering development related costs of $366,000 that will be incurred in 2003.  The potential risk that the Company may not effectively integrate the product development, marketing, production and the distribution of CMC Electronics’ GPS OEM product line could have a material adverse effect on the Company’s business, financial condition and results of operations.

Q2 2003 Compared to Q2 2002

The results of operations for the second quarter of 2002 have been restated to reflect the treatment of Mezure, Inc. as a discontinued operation.

Revenues.  Revenues include product sales and non-recurring engineering (“NRE”) fees.  Revenue from product sales consist primarily of sales of original equipment manufacturer (“OEM”) GPS receiver boards, GPS antennas, software, software upgrades, Wide Area Augmentation System (“WAAS”) type receivers and end user products for the geographical information systems (“GIS”) and survey markets.  The Company categorizes its revenues into the following three market sectors:  1) Geomatics;  2) Aerospace and Defense; and 3) Special Applications.

Total revenues were $9.5 million in the second quarter 2003 compared to $7.9 million in the second quarter 2002.  The higher revenues were primarily due to increased sales of special application products and were achieved despite the adverse impact of the weak U.S. dollar.  Since the majority of the Company’s revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects the Company’s revenues.  The Company’s U.S. dollar denominated revenue declined from an average of $1.55 Canadian in the second quarter of 2002 to an average of $1.42 Canadian in the second quarter of 2003.

The following table sets forth revenue by market sector for the second quarters ended June 29, 2003 and June 29, 2002.

	Three Months Ended ($ thousands)
	June 29, 2003		June 29, 2002		Change
	$	%	$	%	$	%
Geomatics	$1,862	20%	$1,769	22%	$93	5%
Aerospace & Defense	1,935	20%	2,215	28%	(280)	(13)%
Special Applications	5,692	60%	3,940	50%	1,752	44%
Other	25	—	1	—	24	> 100%
TOTAL	$9,514	100%	$7,925	100%	$1,589	20%

Geomatics

The Geomatics sector is made up of the surveying and GIS markets.  Geomatics revenues are largely comprised of the Company’s sales to Point, Inc., net of intercompany eliminations, and the Company’s proportionate share of sales by Point, Inc.  Geomatics sales were $1.9 million in the second quarter 2003 increasing by 5% from the $1.8 million in the second quarter 2002, due to higher sales at Point into the Sokkia distribution system and through independent distribution channels.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables.  As of June 29, 2003, the Company had deferred revenue related to product shipments to Point of $526,000, net of inter-company eliminations. The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists. This determination would be based on Point's ability to; 1) demonstrate sustained improved operating performance, and/or 2) Point receiving additional financial support from the Company and Sokkia; sufficient to enable Point to meet its current financial obligations.

Point Inc.’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development.  The Company has been disappointed in the operating performance of Point, Inc., particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point, Inc.’s management and Sokkia to improve the operating results of Point, Inc.  Point’s operating performance in the second quarter 2003 improved in comparison to recent quarters in certain areas, including higher revenue and customer orders on hand pertaining to increased shipments to Japan, other Asian markets and Europe.  However, there can be no assurance that the Company will be successful in the continuing efforts to improve Point’s operating performance (see Other Risk Factors).

Aerospace and Defense

The Aerospace and Defense sector is made up of aviation and defense markets.  Sales in this sector include WAAS receiver sales and revenue from engineering services related to WAAS, the Japanese MTSAT Satellite-based Augmentation System (“MSAS”), the Chinese Satellite Navigation Augmentation System (“SNAS”), the European Geostationary Overlay System (“EGNOS”), Local Area Augmentation Systems (“LAAS”) and the European Galileo program.

Aerospace and Defense sales were $1.9 million for the second quarter 2003 compared to $2.2 million for the second quarter 2002, a decrease of 13%.  The Company’s Aerospace and Defense revenues are highly dependent on the timing of large, government funded programs.  The largest components of the Aerospace and Defense revenue in the second quarter 2003 were engineering service contracts pertaining to the U.S. WAAS and European Galileo programs.  Part of the decrease in Aerospace and Defense revenue in the current quarter over the second quarter 2002, separate from the impact of the weaker U.S. dollar, was lower revenue from the European EGNOS and Japanese MSAS programs.  In the second quarter of last year, the Company had revenue of $410,000 from the EGNOS program compared to $nil revenue in the second quarter of this year, as the Company’s work under the current contract has been largely completed.

Raytheon NLS and Thales ATM, both companies who are key LAAS system suppliers, had contracted with the Company to develop prototype LAAS receivers for their certified reference stations.  At the end of April 2003, however, the Raytheon/Thales team was informed by the U.S. FAA that they had been unsuccessful in their bid for the FAA CAT I LAAS procurement. It is currently unclear if either customer will proceed with LAAS system development for the balance of the LAAS civil market.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver.  The contract covers receiver development and qualification work over a 21-month period and also includes an additional option, exercisable at the FAA’s discretion, for the development of a new broadband WAAS antenna.  The basic contract has a value of US$2.4 million and the option is worth US$835,000.

The certified GPS receiver being jointly developed by the Company and CMC Electronics is intended for use by Honeywell for both airborne applications and the LAAS program.  With the GPS receiver achieving certification, the Company has earned initial royalties, although the total royalties for 2003 are not expected to be material.  Based on the most recent forecast received from CMC Electronics, the Company expects to earn royalties of between $300,000 and $500,000 in 2004.

In the first quarter 2003, the Company received two letter contracts from Raytheon, worth US$100,000 each, to initiate development of a ground receiver and signal generator for the new FAA Geostationary Communication Control Segment (GCCS).  If the Company’s development proposal is accepted by

Raytheon and the corresponding contracts are awarded, the Company expects the combined programs to provide revenue of approximately US$3.0 million over the next two years.

While the Company has participated in previous phases of WAAS, MSAS, EGNOS, SNAS and LAAS, the Company currently has no commitments (other than those described above and certain engineering services contracts) for future participation in the WAAS, MSAS, SNAS, EGNOS or LAAS programs.  There can be no assurance that the Company will receive commitments for future participation in the WAAS, MSAS, EGNOS, SNAS or LAAS programs.

Special Applications

The Company’s Special Applications revenue is made up of GPS component sales and associated engineering service revenue for marine, agriculture, unmanned vehicles, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.  Special Applications revenues were $5.7 million in the second quarter 2003 compared to $3.9 million in the second quarter 2002, an increase of 44%.  The major factors leading to higher second quarter revenues, year over year, were varied and included the acquisition of the CMC Electronics OEM GPS product line, which contributed approximately $550,000 in revenue, higher sales into the U.S. agricultural market, higher sales into China and Europe, increased revenue from Leica and higher shipments through the Company’s U.S. dealer distribution.

Other Revenue

Other revenue related to the sale of manufacturing components was minimal in both the second quarter 2003 and the second quarter 2002.

Revenues by Geographic Market

The Company derived approximately 36% of its total revenues from the sale of its products to countries outside the United States and Canada in the second quarter of 2003 compared to 50% in the second quarter 2002.  Revenues from international sales decreased to $3.4 million in the second quarter 2003 from $4.0 million in the second quarter 2002, partly as a result of lower sales to the Australian agricultural market due to drought, and lower sales to the Japanese MSAS program.

Gross Profit. Gross profit as a percentage of total revenues was 52% in the second quarter 2003 compared to 50% in the second quarter 2002.  The gross margin as a percentage of revenue exceeded the Company’s long-term target of 46% to 48%, as a result of favourable product mix, particularly higher margin customer funded engineering projects and lower manufacturing costs.

Research and development.  Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.  Research and development expenses were $1.8 million in the second quarter 2003 compared with $1.3 million in the second quarter 2002.  Research and development expenses as a percentage of total revenues increased from 16% in the second quarter 2002 to 19% in the second quarter 2003.  Increased headcount and salary adjustments, as well as one time costs incurred in 2003 related to the transition of the CMC Electronics OEM GPS product line, were the main factors accounting for the increase.  The Company believes that significant investments in research and development are required to maintain its technology and compete in its business.  The Company expects to spend 19%-20% of revenue in research and development activities during 2003.

Selling and marketing.  Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, commissions, trade shows, facilities and other expenses related to the sale of the Company’s products.  Selling and marketing expenses increased 9% from $1.2 million in the second quarter 2002 to $1.3 million in the second quarter 2003 and decreased as a percentage of total revenues from 15% in the second quarter 2002 to 14% in the second quarter 2003.  Factors leading to the increased selling and marketing costs in the current quarter include increased advertising costs, the hiring of additional marketing staff and the implementation of a distribution initiative in the Asian market, offset by lower commissions in the U.S. market.  The Company expects to spend 13%-14% of revenue in selling and marketing activities during the balance of 2003.

General and administration.  General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.  General and administration expenses decreased 2% from $1.0 million in the second quarter 2002 to $993,000 in the second quarter 2003 due primarily to lower depreciation and travel costs, offset partially by higher incentives costs and legal fees.  As a percentage of revenue, general and administration expenses decreased from 13% in the second quarter 2002, to 10% in the second quarter 2003.

Interest income, net.  The Company earned net interest income of $55,000 in the second quarter 2003 compared with $18,000 in the second quarter 2002 as a result of higher cash balances being available for investment.  The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other expense (income).  Other expense consists primarily of foreign exchange losses and miscellaneous items.  Other expense was $220,000 in the second quarter 2003 compared to other expense of $126,000 in the second quarter 2002.  Other expense in the current quarter consisted primarily of $194,000 of foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar, which increased from $0.68 on April 1, 2003 to $0.74 on June 29, 2003.

Provision for income taxes.  The provision for income taxes, which consists of Canadian federal large corporations tax (“LCT”) and the consolidated proportionate share of income taxes related to Point, Inc., was $20,000 in the second quarter 2003 compared to $9,000 in the second quarter 2002, with the increase attributable to a provision for income tax for Point, Inc.’s Canadian operations.

Six Months 2003 Compared to Six Months 2002

Total year to date revenues were $16.4 million in 2003 compared to $15.2 million in the comparable period of 2002, an increase of 8%, which was achieved despite a decline in the U.S. dollar.  The Company’s U.S. dollar denominated revenue decreased from an average of $1.57 Canadian in the first half of 2002 to an average of $1.46 Canadian in the first half of 2003.  Since the majority of the Company’s revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects the Company’s revenue.  The following table sets forth year to date for 2003 and 2002 revenue by market sector.

	Six Months Ended ($ thousands)
	June 29, 2003		June 29, 2002		Change
	$	%	$	%	$	%
Geomatics	$3,239	20%	$3,069	20%	$170	6%
Aerospace & Defense	3,317	20%	3,758	25%	(441)	(12)%
Special Applications	9,812	60%	8,336	55%	1,476	18%
Other	45	—	3	—	42	> 100%
TOTAL	$16,413	100%	$15,166	100%	$1,247	8%

Geomatics

Geomatics sales were $3.2 million for the six months ended June 29, 2003 compared to $3.1 million for the first six months ended June 29, 2002, an increase of 6%.  Net revenues contributed from the Point/Sokkia relationship were a majority of the Geomatics revenue and accounted for most of the increase in Geomatics revenue.  Point, Inc.’s operations were restructured in April 2002, with the aim of focusing on sales, marketing and distribution as opposed to product development.  The Company recorded a provision of $102,000 related to the restructuring in the first half of 2002.  Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables.  As of June 29, 2003, the Company had deferred revenue related to product shipments to Point of $526,000, net of inter-company eliminations. The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists. This determination would be based on Point's ability to; 1) demonstrate sustained improved operating performance, and/or 2) Point receiving additional financial support from the Company and Sokkia; sufficient to enable Point to meet its current financial obligations.

Aerospace and Defense

Aerospace and Defense sales were $3.3 million for the six months ended June 29, 2003 compared to $3.8 million for the six months ended June 29, 2002, with the decline of 12% primarily due to lower revenue from the EGNOS program and shipments into the Japanese MSAS program.  In the first six months of 2002, the largest single component of the Aerospace and Defense revenue was the EGNOS program, which accounted for $936,000 in revenue compared to $9,000 in the first six months of 2003.  The Company has now substantially completed the EGNOS milestones under the current contract.  These declines were offset by higher revenue from customer funded engineering programs, largely pertaining to the U.S. WAAS programs.

Special Applications

Special Applications revenues were $9.8 million for the six months ended June 29, 2003 compared to $8.3 million for the six months ended June 29, 2002, an increase of 18%.  The revenue increase was attributable to higher revenue from many sectors, particularly the agricultural segment.  In addition, the acquisition of the CMC L1 product line contributed approximately $550,000 in revenue.

Other Revenue

Other revenue related to the sale of manufacturing components was $45,000 in the first six months of 2003 compared to $3,000 in the similar period of 2002.

Revenues by Geographic Market

For the six months ended June 29, 2003, the Company generated 41% of its total revenues from the sale of its products to countries outside the United States and Canada, compared to 49% in the comparable period in 2002.  Revenues from international sales were $6.8 million year to date 2003 compared to $7.4 million in the comparable period of 2002, partly as a result of lower sales to the Australian agricultural market due to drought, and lower sales to the Japanese MSAS program.

Gross Profit. Gross profit as a percentage of total revenues was 52% for the six months ended June 29, 2003 compared to 50% for the six months ended June 29, 2002.  Gross margin increased from $7.6 million in the first six months of 2002 to $8.5 million for the first six months of 2003, mainly as a result of the increased revenue.

Research and development.  Research and development expenses were $3.1 million for the six months ended June 29, 2003, compared to $2.8 million for the six months ended June 29, 2002.  Research and development expenses as a percentage of total revenues remained constant at 19% for both periods.  The increase in research and development dollars reflects higher headcount, recent salary adjustments and one time costs being incurred in 2003 related to the acquisition of the CMC Electronics OEM GPS business, offset by higher customer funded engineering programs, lower expenditures at Point, Inc., which was restructured in April 2002 and lower amortization costs relating to intellectual property.

Selling and marketing.  Selling and marketing expenses increased 25% from $1.9 million for the six months ended June 29, 2002 to $2.4 million for the six months ended June 29, 2003 and increased from 13% of revenue in the six months ended June 29, 2002, to 15% of revenue in the six months ended June 29, 2003.  The increase in selling and marketing expenses is due to the implementation of a distribution initiative in the Asian market, higher Point, Inc. related costs resulting from the April 2002 restructuring, which included a shift in focus from product development to product sales and distribution, higher travel costs, increased salary costs and higher advertising costs.

General and administration.  General and administration expenses remained relatively constant at $1.9 million for the six months ended June 29, 2002 and for the six months ended June 29, 2003.  As a percentage of revenue, general and administration expenses decreased from 13% in the six months ended June 29, 2002, to 11% in the six months ended June 29, 2003.

Interest income.  The Company earned net interest income of $98,000 in the first six months of 2003 compared with $28,000 in the first six months of 2002, as a result of higher cash balances being available for investment.

Other income (expense).  Other expense was $406,000 in the first six months of 2003 compared to other expense of $352,000 in the first six months of 2002.  Other expense in 2003 consists primarily of $340,000 foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar.  Other expense in 2002 included costs of $102,000 related to the April 2002 restructuring of Point, Inc., $125,000 related to executive relocation and $76,000 related to foreign exchange losses.

Provision for income taxes.  The provision for income taxes was $21,000 year to date 2003 compared to $18,000 in the comparable period of 2002.

TAXES

The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of June 29, 2003, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income in Canada. The Company has determined that the acquisition of a majority of the common shares of the Company by CMC Electronics (formerly BAE Systems Canada Inc.) in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.’s acquisition of the common shares of CMC Electronics in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes.  Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2002 as part of Form 20-F with the Securities and Exchange Commission.

Similarly, the Company has not recorded a provision for income tax in the United States related to Point, Inc. due to the net operating losses recorded by Point, Inc. since it began operations in 1999.

LIQUIDITY AND CAPITAL RESOURCES

In the six months ended June 29, 2003, cash provided by operations was $3.8 million, compared to cash provided by operations of $1.6 million in the six months ended June 29, 2002.  Cash provided by operations in the six month period ended June 29, 2003 consisted primarily of net income from continuing operations of $788,000, a $2.3 million decrease in working capital and $795,000 in amortization expenses.  The decrease in working capital from December 31, 2002 to June 29, 2003 was caused primarily by collection of receivables and a reduction in inventories, partially offset by a decrease in accounts payable.

In the six months ended June 29, 2003, cash used in financing activities was $66,000, related primarily to capital lease payments.  In the comparable period in 2002, $80,000 cash was used in financing activities, related to capital lease payments and the Company’s share repurchase program, partially offset by financing activities at Mezure.

In the six months ended June 29, 2003, cash used in investing activities was $1.2 million,  pertaining to the purchase of capital equipment for regular operations, and the acquisition of the CMC Electronics’ OEM GPS product line.  In the six months ended June 29, 2002, cash used in investing activities was $296,000, also primarily attributable to the purchase of capital equipment.  The increased capital equipment spending is partly attributable to timing but also to higher purchases of computer equipment, research and development equipment and tooling.

At June 29, 2003, the Company had cash and short-term investments of $9.1 million.  The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the

Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to between US$6.5 and $7.5 million of foreign exchange contracts (depending on the maturity date of the contracts).  The lines of credit are payable on demand and as of June 29, 2003, are secured by $3.5 million of restricted short-term investments.  At June 29, 2003, portions of the lines of credit were utilized to support $67,000 of letters of credit ($79,000 at December 31, 2002) and US$4.0 million in foreign exchange contracts leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$2.5 to $3.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

As of June 29, 2003, the Company and Sokkia have collectively loaned Point, Inc. US$4.83 million, the Company’s share being US$2.37 million.  The loans are secured by the assets of Point, Inc. and bear 3% interest in 2003.  On July 18, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4.33 million is due on September 30, 2003 and US$500,000 is due December 31, 2003.  During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point, Inc., with the Company’s share being US$407,000.  In addition, the Company and Sokkia provided US$1.5 million in equity financing to Point, Inc.  The Company’s share of the equity financing was US$735,000 and the Company’s equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia or the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of June 29, 2003, would be approximately $650,000, comprised primarily of working capital related items and the costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point, Inc.  The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Most of the Company’s revenues (over 96% for the first six months of 2003) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations.  In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s revenues.  Gains and losses arising on these financial instruments are offset against the losses and gains arising from foreign exchange fluctuations on the position of the underlying transactions.  Derivative financial instruments are not used for speculative purposes.  There can be no assurance that the Company will be successful in these activities.

At June 29, 2003, the Company had forward foreign currency contracts to sell US$4.0 million between August 29, 2003 and December 31, 2003 at rates between $0.6480 and $0.6626.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.

LEGAL PROCEEDINGS

There has been no material change since the Form 20-F for the fiscal year ended December 31, 2002 and the Form 6-K for the quarter ended March 30, 2003 were filed with the Securities and Exchange Commission.

OTHER RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company’s control.  A discussion of some of these risks and the possible impact of these factors on future results from operations can be found in the Risk Factors section part of Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Point, Inc.

The Company sells GPS receivers to Point, Inc. (“Point”) which incorporates these receivers into surveying systems that are in turn partially sold through Sokkia’s distribution channels.  The Company’s consolidated financial statements include the Company’s proportionate 49% joint venture interest in the accounts of Point.   Point is subject to similar types of risks as the Company.

As of June 29, 2003, the Company and Sokkia have collectively loaned Point US$4.83 million, the Company’s share being US$2.37 million.  The loans are secured by the assets of Point.  During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point with the Company’s share being US$407,000.  In addition, the Company and Sokkia provided US$1,500,000 in equity financing to Point.  The Company’s share of the equity financing was US$735,000 and the Company equity interest in Point remained at 49%.

Point is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia or the Company discontinue their support, Point’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of June 29, 2003, would be approximately $650,000, comprised primarily of working capital related items and costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point.  The financial statements contained herein do not reflect any adjustments that would be required if Point’s operations were discontinued.

The Company is disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point’s management and Sokkia to improve the operating results of Point.  Point’s operating performance in the second quarter 2003 improved in comparison to recent quarters in certain areas, including higher revenue and customer orders on hand pertaining to increased shipments to Japan, other Asian markets and Europe. However, there can be no assurance that the Company will be successful in these efforts.

Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% equity interest in Mezure, Inc. (“Mezure”).  Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet.  On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans previously advanced to Mezure and charged to operations during 2001 into additional common shares.  Effective with this conversion, the Company owned a 74% controlling interest in Mezure.  In April 2002, the Company’s equity interest was diluted to approximately 70%.  On February 28, 2003, Mezure notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives on the Board of Directors of Mezure resigned from the Mezure Board of Directors.  On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy which was filed in the United States Bankruptcy Court, Oregon District, on June 25, 2003.

While Mezure has operated as a separate corporation, Mezure’s creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company.  While the Company does not expect the discontinuance of Mezure to have a material adverse effect on the Company’s business, financial condition and results of operations, there can be no assurance of this.

OTHER INFORMATION

Submission of Matters to a Vote of Security Holders

The annual meeting of shareholders of the Company was held in Calgary, Alberta, Canada on July 15, 2003.  An election of Directors was held with the following individuals elected to the Company’s Board of Directors:

	Votes
Name	For	Withheld

Gregory O. Baylin	6,083,922	3,078
Werner Gartner	6,073,272	13,728
Jonathan W. Ladd	6,083,922	3,078
Richard D. Orman	6,066,422	20,578
Joel A. Schleicher	6,083,922	3,078
Charles R. Trimble	6,084,000	3,000
David E. Vaughn	6,083,922	3,078
Gregory A. Yeldon	6,073,272	13,728

Also at the shareholders’ meeting, Deloitte & Touche LLP were ratified as the auditors of the Company (6,084,917 For and 2,084 Against and 0 Abstain) and the amendment of the Company’s By-law No. 1 was also ratified (6,069,642 For,  15,908 Against and 1,450 Abstain).